EXHIBIT 14.1

                             ALLION HEALTHCARE, INC.
                                 CODE OF ETHICS

         The Board of Directors (the "Board") of Allion Healthcare, Inc. (the "Company") has adopted this Code of Ethics for its employees, officers and directors. This Code is intended to deter wrongdoing and promote honest and ethical conduct, compliance with laws and accountability. The individuals subject to this Code are accountable to the Company and its constituents for adherence to this Code. Failure to observe the terms of this Code may result in disciplinary action including termination of employment. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties.

COMPLIANCE WITH APPLICABLE LAWS
All employees, officers and directors of the Company should comply with all of the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, applicable to the Company or its business.

The Company will designate a Compliance Officer by appointment of the Board to administer this Code. The Company will post this Code of Ethics on its website at WWW.ALLIONHEALTHCARE.COM. The Company will provide to all employees, officers and directors and post on such website the name of the Compliance Officer and instructions on how to contact the Compliance Officer. Employees, officers and directors will be made aware of any changes to the Compliance Officer. Employees, officers or directors may, at their discretion, make any report or complaint provided for in this Code to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

This Code of Ethics does not summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. Please consult the Compliance Officer regarding the various guidelines which the Company has prepared on specific laws, rules and regulations.

CONFLICTS OF INTEREST
All employees, officers and directors of the Company shall act with honesty and integrity avoiding actual or apparent conflicts of interest in personal and professional relationships. A conflict of interest may exist whenever the private interests of an employee, officer or director conflict in any way (or even appear to conflict) with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members may create conflicts of interest. Federal law prohibits loans to directors and executive officers. In addition, it is almost always a conflict of interest for a Company employee or officer to work simultaneously for a competitor, customer or supplier.

Although it is not always possible to avoid conflicts of interest, it is the Company's policy to prohibit such conflicts when possible. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with a member of management or the Compliance Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, corporate officer or the Compliance Officer.

CORPORATE OPPORTUNITY
Except as may be approved by the Board of Directors or a committee of independent directors, employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.


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CONFIDENTIALITY
All employees, officers and directors, must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings. Confidential information includes, but is not limited to, non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. Whenever feasible, employees, officers and directors should consult the Compliance Officer if they believe they have a legal obligation to disclose confidential information.

FAIR DEALING
Each employee, officer and director should endeavor to deal fairly with the Company's customers, suppliers, competitors, officers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Stealing proprietary information, misusing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited.

PROTECTION AND PROPER USE OF COMPANY ASSETS
All employees, officers and directors should protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

ACCOUNTING COMPLAINTS
The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. Employees, officers or directors who have concerns or complaints regarding questionable accounting or auditing practices are encouraged to promptly submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors which will, subject to its duties arising under applicable laws, regulations and legal proceedings, treat such submissions confidentially. Such submissions may be directed to the attention of the Chairman of the Audit Committee, at the principal executive offices of the Company.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR
Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Any employee, officer or director who believes that a violation of this Code or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

NO RETALIATION
The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

PUBLIC COMPANY REPORTING
As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

AMENDMENT, MODIFICATION AND WAIVER
This Code may be amended, modified or waived by the Board of Directors or a Board Committee and will be promptly disclosed as required by applicable laws and regulations.




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